82-3936

Phoenix Canada Oil Company Limited

[redacted] • SUITE 5004 • BOX 60 • TORONTO • ONTARIO • CANADA • M4N 3N1
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail:phoenix@atlantor.com

09045898

PRESS RELEASE

SUPPL

FOR IMMEDIATE RELEASE:

SUBJECT: **Phoenix Canada Oil Reports Filing of U.S. Provisional Patent Application on Synthesis Fuel Production**

Toronto: 7 April 2009 - **Phoenix Canada Oil Company Limited (TSXV: PCO & OTC BB: PHXCF)** announced today that it has completed the filing of a U.S. provisional patent application covering the production of synthetic hydrocarbon fuels from hydrogen and carbon monoxide feedstocks.

Don Moore, President of Phoenix, stated that "Our innovative synthesis fuel technology is designed as a precursor for the production of liquid synthetic fuels, or synfuels, for conventional transportation applications. The production process would combine diverse hydrogen gas sources with developing carbon capture and storage technologies, in itself an environmental imperative, to produce the full range of liquid transportation fuels, from the light-end jet fuel and kerosene to heavy-end diesel products.

"Liquid synfuels can continue to employ the complete range of established wholesale and retail distribution infrastructure. Synfuel production and combustion are environmentally pristine. No changes are anticipated in the design or construction of transportation equipment or systems. The implications for the future of polluting crude oil refineries are obvious."

Phoenix Canada Oil plans for a leading role in the future "Hydrogen Economy" -- following the milestone grant of U.S. Patent 7,122,171 in October 2006. Phoenix holds worldwide exclusivity for the innovative, proprietary hydrogen gas generation technology held by its U.S. subsidiary -- Phoenix International Energy Inc. The Phoenix position is secured through a long term Technology License Agreement with a major U.S. research university under which the intellectual property rights are maintained for a period of 20 years beyond the 17-year term of the last patent issued under the accord. Phoenix says that the U.S. Patent issue confirms that the rigorous pre-patent examination process has disclosed no "prior art" that conflicts with the Company's proprietary "foundation" technology covering the solar light-powered generation of hydrogen gas from an ordinary water feedstock.

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For further information -- Contact:
S. Donald Moore; President & CEO
T. 416.368.4440 & E. phoenix@atlantor .com

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